Exhibit 6.8

POGOTEC, INC.

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is dated effective as of November 29th, 2016, and is between PogoTec, Inc., a corporation organized under the laws of the state of Delaware (“Employer”), and Timothy Haley (“Executive”).

RECITALS:

WHEREAS, Executive desires to continue as an employee of the Employer, and the Employer desires to retain the services of the Executive on the terms and conditions set forth herein.

In consideration of the mutual promises herein contained, the parties hereby agree as follows:

1.	Employment.

1.1. General. Employer hereby employs Executive as its Chief Operating Officer, and Executive hereby accepts such employment, on the terms and conditions hereinafter set forth. Executive will report to the Employer’s President and Chief Executive Officer.

1.2. Duties. Executive shall have the authority to implement the policies and decisions of the Board of Directors and President and Chief Executive Officer related to the Employer’s operations, as well as decisions and actions that Executive may undertake in his good faith judgment as essential to the successful performance of the company and his duties. Executive shall report to the President and Chief Executive Officer of the Employer. In such capacity, Executive will provide the leadership, management and vision necessary to ensure that the Employer has the proper operational controls, administrative and reporting procedures, and people systems in place to effectively grow the organization and to ensure financial strength and operating efficiency. The position accomplishes this through a respectful, constructive and energetic style, guided by the objectives of the Employer. Executive will also assist, as required, in raising additional capital at appropriate valuations to enable the Employer to meet sales, growth, and market share objectives.

1.3. Full Time Position. Executive acknowledges that his Employment is a full-time position.

1.4. Ancillary Agreements. Executive agrees to execute and deliver the the Employer’s standard form document entitled “At Will Employment, Confidential Information, Invention Assignment, Non Competition And Arbitration Agreement” (the “At Will” agreement, also attached hereto as at Exhibit A) which are being executed simultaneously with this Employment Agreement. For the absence of any doubt, if any provision of the At Will Employment, Confidential Information, Invention Assignment, Non Competition And Arbitration Agreement conflicts or contradicts anything in this Employment Agreement in any way, this Employment Agreement controls and supersedes the At Will Employment, Confidential Information, Invention Assignment, Non Competition And Arbitration Agreement.

1.5. Location of Employment. Executive’s place of employment shall be Roanoke, Virginia.

1.6. Progression. Executive may in the future be promoted into the role of President and Chief Executive Officer of PogoTec, Inc. or of a newly-created company related to the Employer’s “pogo-power” technology; provided that any such promotion will require (x) the approval of Ronald D. Blum, Chief Executive Officer and (y) the Board of Directors of Employer, in their sole discretion. Executive expressly acknowledges and agrees that Employer’s sole obligation under this Section 1.6 is to consider such employment in the future when Dr. Blum and the Board of Directors deem appropriate to hire a new candidate for such role, and that there is no representation, warranty or covenant that Executive shall receive any promotion pursuant to this Section 1.6.

If Executive undertakes a new role pursuant to this Section 1.6, Executive will be granted an additional stock option to purchase shares of Employer’s (or other entity’s) Common Stock in a number of shares to be formally established by the applicable Board of Directors, commensurate with Executive’s position and currently anticipated that the grant for Employer’s CEO position should fall within a range of four to five percent (4 - 5%) of the Employer’s then fully-diluted capitalization. This CEO position grant, if awarded, would be in addition to the COO Position grant (“Time Vesting Grant”) and other option grants (“Transition Employment Period Grants”) made prior to the salary transition threshold being met, which are already provided for in Section 2.4 of this Agreement, with an exercise price for this future third stock option equal to the fair market value per share of the Company’s Common Stock on the date of such future grant, as determined by the Board of Directors.

2.	Compensation and Benefits.

2.1. Base Salary. Employer will pay to Executive, and Executive will accept, as full compensation for any and all services rendered and to be rendered by Executive during the Transition Employment Period to Employer in all capacities, a starting base salary at the annual rate of $90,000.00 (the “Transition Salary”) less applicable withholding, along with those other benefits set forth in this Agreement. For the purposes hereof, the “Transition Employment Period” means the period from November 29, 2016 through the closing or closings of transactions in which the Employer raises at least $9,000,000 in incremental capital funding, whether that be in the form of additional B round financing after November 29, 2016, contemplated C Round financing, or any other form of financing, whether debt financing or otherwise (or such lesser amount as is determined by the Board of Directors of the Employer in its sole discretion) in new cash proceeds (the “Salary Transition Threshold”) in a private offering to accredited investors and institutional investors or through bank financing or otherwise (the “Offering”). For the absence of any doubt, the execution of a debt financing line of credit that contributes to the raising of at least $9,000,000 in incremental capital financing, whether any such line of credit may be drawn down or not, shall count as contributing to meeting the Salary Transition Threshold.  Following the satisfaction of the Salary Transition Threshold, Executive’s base salary shall immediately be increased from $90,000 per year to an annual rate of $240,000, less applicable withholding, along with those other benefits set forth in this Agreement effective with the next pay period and paid retroactively in that next pay period to the date upon which the Salary Transition Threshold was met.

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2.2. Financing Bonus. Upon the Employer raising at least $9,000,000 in additional financing that meets the Salary Transition Threshold, Executive, whether or not providing services to the Employer at that time, shall earn and be paid a cash bonus equal to the number of months, including pro rata months thereof, that Executive provided services to the Employer beginning on November 29, 2016 through the date the Salary Transition Threshold was met multiplied by $12,500.00 (the “Financing Bonus”), which shall be paid in a lump sum less applicable tax withholding within fifteen (15) days of the achievement of the Salary Transition Threshold.

2.3. Performance Bonus. Executive will be eligible for an incentive bonus opportunity for each calendar year of the Employer beginning January 1, 2017. The bonus (if any earned) will be awarded based on objective and subjective criteria established by the Employer’s CEO and approved by the Board of Directors and is expected to be heavily based on Executive’s personal job performance and the Employer’s overall performance. Executive’s bonus will be capped at 50% of Executive’s annual Base Salary then in effect and graduated / scaled -based on performance relative to the defined objectives. The determination of the Board of Directors with respect to any bonus will be final and binding. Any bonus to be paid for or with respect to a calendar year under this Section 2.3 shall be paid not later than sixty (60) days after the end of the applicable calendar year. Should Executive’s employment cease for any reason, any pro rata earned performance bonus shall be paid to Executive within forty-five (45) days after termination.

2.4. Equity.

2.4.1.	Transition Employment Period Grants. Executive shall be granted a stock option to purchase 28,620 shares of the Employer’s Common stock that will vest in twelve (12) equal monthly increments of 2,385 shares, contingent on continued service to the Employer, beginning November 29, 2016 and lasting until the Employer meets the Salary Transition Threshold (any partial month will be prorated based on the number of work days in the month) of the Employer’s Common Stock at an exercise price equal to the fair market value per share of the Employer’s Common Stock on the date of grant, as determined by the Board of Directors pursuant to the terms and conditions of the Employer’s 2015 Equity Incentive Plan attached hereto as Exhibit B and the form of Stock Option Agreement attached hereto as Exhibit C., as modified and controlled by the “Tag-Along Right” set forth below at Paragraph 2.4.4 below. The duration of these options shall be ten (10) years. If the Transition Employment Period extends past 9 months, the Employer shall grant Executive a similar option vesting with respect to 2,385 shares per month, contingent on continued service to the Employer, with an exercise price equal to the fair market value per share of the Employer’s Common Stock on the date such additional option is granted. For the absence of any doubt, while continued and future grants pursuant to this paragraph are contingent on Executive’s continued employment, once earned by service, such Transition Employment Period Option Grants are fully vested for the duration of the option period.

For the further absence of doubt, upon meeting the Salary Transition Threshold, all then-unvested shares subject to any option granted pursuant to this Paragraph 2.4.1 will be canceled and not be subject to acceleration. For even further absence of any doubt, the preceding sentence shall in no way limit the grants in Paragraphs 1.6 or 2.4.2.

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2.4.2.	Time Vesting Grant. At the first regular meeting of the Board of Directors following the date hereof but in any event not later than March 15, 2016, Executive shall be granted a option to purchase 312,370 shares of Common Stock of the Employer (representing approximately three percent (3.0%) of the Employer’s fully-diluted capitalization as of the date hereof) at an exercise price equal to the fair market value per share of the Employer’s Common Stock on the date of grant, , as determined by the Board of Directors pursuant to the terms and conditions of the Employer’s 2015 Equity Incentive Plan attached hereto as Exhibit B and the form of Stock Option Agreement attached hereto as Exhibit D (the “Time Vesting Grant”), both as modified and controlled by Paragraph 2.4.4. below. Subject to the terms and conditions of the associated stock option agreement, the Time Vesting Grant shall vest in 36 equal monthly increments over three years beginning from November 29, 2016. The duration of these options shall be ten (10) years. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continue vesting or employment.
2.4.3.	Vesting Acceleration. In the event a Change in Control (as defined in the Employer’s 2015 Equity Incentive Plan attached hereto as Exhibit B) of Employer occurs while Executive is employed by the Employer, one hundred percent (100%) of the then-unvested shares subject to the Time Vesting Grant shall automatically vest and become exercisable immediately prior to the effective date of such Change in Control.
2.4.4.	Tag-Along Right. Notwithstanding anything to the contrary in this Agreement or any other agreement or document between PogoTec, Inc. and the Executive (including this Employment Agreement, the “At Will” and Invention Assignment Agreement) (both Attached hereto as Exhibit A), the 2015 Equity Incentive Plan (As Amended on March 4, 2016 and August 23, 2016)(attached hereto as Exhibit B), the Form of Initial and Subsequent Stock Option Agreements (attached hereto as Exhibits C and D), the PogoTec, Inc. Co-Sale Agreement (attached hereto as Exhibit E) and for any other current or subsequent PogoTec documents or agreements), if, at any time prior to an initial public offering, any of the shareholders propose to sell in any one or more transactions, capital stock of the Employer which, in the aggregate represents more than fifty percent (50%) of the outstanding capital stock of the Employer on a fully-diluted basis to any one or more third parties (a “Third Party”), then Executive shall have the right to participate (a “Tag-Along Right”) in such transaction on a pro rata basis for the same consideration per share and otherwise on the same terms as the Disposing Shareholders. If circumstances occur that give rise to the Tag-Along Right, then the Disposing Shareholders shall give written notice to Executive by way of U.S.P.S. certified mail (signature required), providing the particulars of the proposed sale to the Third Party and advising Executive of the Tag-Along Rights. Executive may exercise his Tag-Along Right by written notice to the Employer and the Disposing Shareholders.

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2.5. Executive Benefits.

2.5.1.	Expenses. Employer will reimburse Executive for expenses he reasonably incurs in connection with the performance of his duties (including business travel and entertainment expenses), all in accordance with Employer’s policy with respect thereto. In addition, until such time as the Employer raises in the Offering an amount equal to at least the Salary Transition Threshold, the Employer will pay Executive’s reasonable interim housing expenses (hotel or apartment) in Roanoke, VA, as well as Executive’s reasonable interim travel expenses between his current home and Roanoke, VA; provided that Executive shall not enter into any long-term lease agreement without the prior approval of the Employer.
2.5.2.	Employer Plans. Executive will be entitled to participate in such employee benefit plans and programs as Employer may from time to time offer or provide to employees of Employer, including, but not limited to, participation in life insurance, health and accident and medical plans and programs. Executive’s participation in and benefits under any such plan shall be on the terms and subject to the conditions specified in the governing document of the particular plan, except that to the extent that Employer is able to do so, Employer will permit Executive’s participation in each such plan immediately upon the commencement of his employment hereunder without any waiting period. The Employer will pay 100% of the premium for Executive’s health and dental insurance coverage. Executive’s family can be added at Executive’s expense, and the incremental premiums will be deducted from Executive’s paychecks, in accordance with the Employer’s standard policy. As the Employer grows, the benefits will be reviewed and may be expanded. All health and dental insurance premiums paid on Executive’s behalf shall be imputed as additional income to Executive.
2.5.3.	Vacation and Sick Leave. During the Employment Period, Executive shall be entitled to three (3) weeks’ vacation for each 12-month period Executive is employed by Employer, which shall be taken at the mutual convenience of the Executive and Employer, plus normal holidays. To the extent not used in a calendar year, Executive may carry over five (5) days of vacation into the immediately subsequent year. Executive shall be entitled to such periods of sick leave allowance each year, which shall not be less than as provided under Employer’s sick leave policy for other executive officers of Employer.
3.	Employment Period; Termination.

3.1. Employment Period. Executive’s employment by Employer shall be “at-will” employment and will continue until terminated as provided for hereunder (the “Employment Period”). Although Executive’s employment shall be “at-will,” this Agreement and its provisions shall strictly control Executive’s rights following any termination, as Executive’s rights post-termination would be different if any such termination were to be made with Cause (as defined below) or without Cause. Upon termination of the Employment Period pursuant to Sections 3.2.2 through 3.2.6, inclusive, Executive will be released from any duties hereunder (except for such duties as may expressly survive such termination) and the obligations of Employer to Executive will be as set forth in Section 3.3.

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3.2. Events of Termination. The Employment Period will terminate upon the occurrence of any one or more of the following events:

3.2.1.	Death. In the event of the Executive’s death, the Employment Period will terminate on the date of death.
3.2.2.	Disability. In the event of Executive’s Disability (as hereinafter defined), Employer will have the option to terminate the Employment Period by giving a Notice of Termination to Executive. The Notice of Termination shall specify the date of termination, which date shall not be earlier than thirty (30) days after the Notice of Termination is given. For purposes of this Employment Agreement, “Disability” means the inability of Executive to substantially perform his duties hereunder for 90 days out of 180 consecutive days as a result of a physical or mental illness, all as determined in good faith by the Board of Directors. In the event that Executive, within 30 days after receipt of Notice of Termination from Employer disputes that permanent disability shall have occurred, Executive shall promptly submit to a physical examination by a licensed physician in good standing and practicing in the metropolitan Roanoke, Virginia area.

Such physician shall be jointly selected by (a) Executive and Employer, or (b) if they cannot agree as to the selection of such physician, by one physician selected by Executive and one by Employer, or (c) if such two physicians cannot agree on a selection, by lot whereby any independent third party selects the name of a physician at random from a receptacle containing four pieces of paper each bearing the name (not visible to such person) of a physician, two submitted by Executive and two by Employer.

Unless such physician as shall be selected by the foregoing procedure shall issue his written statement to the effect that in his opinion, based on his diagnosis, Executive is capable of resuming his employment and devoting substantially all his full time and energy to discharging his duties within ten (10) days after the date of such statement, such permanent disability shall be deemed to have occurred without further dispute by either party.

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3.2.3.	Termination by Employer for Cause. Employer may, at its option, terminate the Employment Period for “Cause” based on objective factors determined in good faith by a majority of the Board of Directors as set forth in a Notice of Termination to Executive specifying the reasons for termination and the failure of the Executive to cure same within ten (10) days of his receiving the Notice of Termination; provided, that in the event the Board of Directors in good faith determines that the underlying reasons giving rise to such determination cannot be cured, then said cure period shall not apply and the Employment Period shall terminate on the date of Executive’s receipt of the Notice of Termination (the “Termination Date”).

For purposes of this Agreement, “Cause” is defined as (i) an act of dishonesty made by Executive in connection with Executive’s responsibilities as an employee, officer or director, (ii) Executive’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Executive’s gross misconduct, (iv) Executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Employer or any other party to whom Executive owes an obligation of nondisclosure as a result of Executive’s relationship with the Employer, provided however, that disclosure to Executive’s counsel under the attorney/client privilege for advice shall not be considered an unauthorized disclosure; (v) Executive’s willful and material breach of any obligations under any written agreement or covenant with the Employer; or (vi) Executive’s continued failure to perform his employment duties after Executive has received a written demand of performance from the Employer which specifically sets forth the factual basis for the Employer’s belief that Executive has not substantially performed his duties and has failed to cure such non-performance to the Employer’s satisfaction within ten (10) business days after receiving such notice.

3.2.4.	Without Cause By Employer. Employer may, at its option, terminate the Employment Period for any reason whatsoever (other than for the reasons set forth above in this Section 3.2) by giving a Notice of Termination to Executive, and the Termination Date shall be the later of the date the Notice of Termination is given or the date set forth in such Notice of Termination.
3.2.5.	Without Cause By Executive. Executive may terminate the Employment Period for any reason whatsoever by giving a Notice of Termination to Employer. The Employer requests that the effective Termination Date pursuant to this Section be the earlier of (a) the date, following the date of the Notice of Termination, upon which a suitable replacement for Executive is found by the Employer, or (b) 60 days after the date of receipt by Employer of the Notice of Termination.
3.2.6.	Notice of Termination. The term “Notice of Termination” means a written notice that Executive’s employment relationship with the Employer is terminating that is delivered in accordance with this Section 3.2.

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3.3. Certain Obligations of Employer Following Termination of the Employment Period. Following termination of the Employment Period under the circumstances described below, Employer will pay to Executive in accordance with its regular payroll practices the following compensation and provide the following benefits in full satisfaction and final settlement of any and all claims and demands that Executive now has or hereafter may have hereunder against Employer:

3.3.1.	Death; Disability. In the event that the Employment Period is terminated by reason of Executive’s death or for disability under Section 3.2.1 or Section 3.2.2, Executive or his estate, as the case may be, shall be entitled to the following payments:
3.3.1.1.	Base salary through the Termination Date (at whichever rate may be applicable as of the Termination Date);
3.3.1.2.	A pro-rata portion of any Bonus determined under Section 2.2 based on the number of months that the Executive provided services to the Employer (including any pro rata thereof); such Bonus shall be paid when and as provided in Section 2.2 of this Agreement; and
3.3.1.3.	A pro-rata portion of any Bonus determined under Section 2.3, if any, accrued on or prior to the Termination Date; such Bonus shall be paid, subject to the Employer’s standard practices and less applicable withholding, within forty-five (45) days after termination; and
3.3.1.4.	Employer shall pay to Executive or his estate, as the case may be, the amounts and shall provide all benefits generally available under the employee benefit plans, and the policies and practices of Employer, determined in accordance with the applicable terms and provisions of such plans, policies and practices, in each case, as accrued to the date of termination or otherwise payable as a consequence of Executive’s death or disability.
3.3.2.	Without Cause by Employer. In the event that the Employment Period is terminated by Employer pursuant to Section 3.2.4, then, upon Executive’s execution (and non-revocation during the statutory period provided therefore) of a mutually acceptable general release of claim against the Employer and its affiliates on the Employer’s standard form, Executive shall be entitled to receive the following:
3.3.2.1.	Base salary through the Termination Date;
3.3.2.2.	A pro-rata portion of any unpaid Bonus determined under Section 2.2 based on the number of months that the Executive provided services to the Employer (including any pro rata thereof); such Bonus shall be paid when and as provided in Section 2.2 of this Agreement; and
3.3.2.3	A pro-rata portion of any Bonus determined under Section 2.3, if any, accrued on or prior to the Termination Date; such Bonus shall be paid, subject to the Employer’s standard practices and less applicable withholding, within forty-five (45) days after termination; and

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3.2.2.4.	Monthly payment of base salary (at the rate then in effect immediately prior to such termination) for a period of six (6) months following the Termination Date, subject to the Employer’s standard payroll practices and less applicable withholding; and
3.3.2.5	Employer shall pay to Executive the amounts and shall provide all benefits generally available under the employee benefit plans, and the policies and practices of Employer, determined in accordance with the applicable terms and provisions of such plans, policies and practices, in each case, as accrued to the date of termination.

3.4. Termination by Executive or by Employer for Cause. In the event the Employment Period as terminated by Employer pursuant to Section 3.2.3 or by Executive pursuant to Section 3.2.5, Executive shall be entitled to no further compensation or other benefits under this Employment Agreement except as to that portion of any unpaid Base Salary and other benefits accrued and earned by Executive hereunder up to and including the effective date of such termination, including any benefits that have been earned prior to termination but are contingent upon events after termination. In addition, Executive shall not be entitled to receive any Bonus determined under Section 2 of this Employment Agreement or otherwise, except that Executive shall be entitled to receive any Bonus earned but not yet paid in respect of any prior period and other benefits, if any, in accordance with applicable plans and policies of Employer, including the Financing Bonus.

3.5. Nature of Payments. All amounts to be paid by Employer to Executive pursuant to this Section 3 are considered by the parties to be severance payments. In the event such payments are treated as damages, it is expressly acknowledged by the parties that damages to Executive for termination of employment would be difficult to ascertain and the above amounts are reasonable estimates thereof.

3.6. No Mitigation; No Offset; Release of Claims. In the event of any termination of employment under this Section 3, Executive shall be under no obligation to seek other employment, and there shall be no offset against amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that he may obtain. Executive acknowledges and agrees that the Employer’s obligation to make the payments set forth in Section 3.3 (other than those owing immediately prior to the Termination) are subject to the Executive’s prior execution of a mutually acceptable release of claims against the Employer in the Employer’s standard form (the “Release”), which Release remains unrevoked throughout any period of revocation provided for thereunder.

3.7. Co-Sale Right. The Employer shall enter into a Co-Sale Agreement in the form attached hereto as Exhibit E (the “Co-Sale Agreement”) and will use its commercially reasonable efforts to cause each current and future holder of capital stock of the Employer representing at least 2.5 percent (2.5%) of the Employer’s fully-diluted capitalization to execute the Co-Sale Agreement. Although Executive will execute the Co-Sale Agreement, for the absence of any doubt, in the event of any conflict or contradiction in any way between the Co-Sale Agreement and this Employment Agreement, and in particular Paragraph 2.4.4 above, this Employment Agreement controls and supersedes any such conflicting provision in any other agreement including the Co-Sale Agreement.

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4.	Miscellaneous Provisions.

4.1. Severability. If in any jurisdiction any term or provision hereof is determined to be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (c) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

4.2. Execution in Counterparts. This Employment Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Employment Agreement shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

4.3. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, or when delivered if mailed by registered or certified mail or private courier service, postage prepaid, return receipt requested or via facsimile (with confirmed answerback) as follows:

If to Employer, to:

PogoTec, Inc.

4502 Starkey Road

Suite 109

Roanoke, VA 24018

Attn: Evelyn Blake, Secretary

Copy to:

Adrian Rich, Esq.

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

If to Executive, to:

Tim Haley

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Copy to:

Stephen J. Easley, Esq.

Law Offices of Stephen J. Easley

1023 15th Street, NW, Suite 1100

Washington, DC 20005

or to such other address(es) as a party hereto shall have designated by like notice to the other parties hereto. Any such notice shall be deemed given when so delivered personally, telegraphed, or sent by a national air courier service (such as Federal Express) or, if mailed, five days after the date of deposit in the United States mails.

4.4. Amendment. No provision of this Agreement may be modified, amended, waived or discharged in any manner except by a written instrument executed by Employer and Executive.

4.5. Entire Agreement. This Employment Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties hereto, oral or written, with respect to the subject matter hereof. For the absence of any doubt, if any provision of the “At Will” and Invention Assignment” Agreement, the 2015 Equity Incentive Plan (As Amended on March 4, 2016 and August 23, 2016), the Form of Initial and Subsequent Stock Option Agreements, the PogoTec, Inc. Co-Sale Agreement, or any other agreement or document between PogoTec, Inc. and the Executive (and for any other current or subsequent PogoTec documents or agreements), conflicts or contradicts anything in this Employment Agreement in any way, this Employment Agreement shall control and supersede such agreement, unless a subsequently executed agreement specifically refers to this Employment Agreement, states that it supersedes this Agreement, and is signed by Executive.

4.6. Applicable Law. This Employment Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be wholly performed therein without regard to its conflicts or choice of law provisions.

4.7. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

4.8. Binding Effect; Successors and Assigns. Executive may not delegate his duties or assign his rights hereunder. This Employment Agreement will inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

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4.9. Waiver, etc. The failure of either of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of either of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be consented or deemed to be a waiver of any other or subsequent breach.

4.10. Capacity, etc. Executive and Employer hereby represent and warrant to the other that: (a) he or it has full power, authority and capacity to execute and deliver this Agreement, and to perform his or its obligations hereunder; (b) such execution, delivery and performance will not (and with the giving of notice or lapse of time or both would not) result in the breach of any agreements or other obligations to which he or it is a party or he or it is othe1wise bound; and (c) this Employment Agreement is his or its valid and binding obligation in accordance with its terms.

4.11. Enforcement. If any party institutes legal action to enforce or interpret the terms and conditions of this Agreement, each party will be responsible for such party’s attorneys’ fees at arbitration, as well as any trial and appellate levels, as well as their respective expenses and costs incurred by such party in connection therewith. Venue for any such action shall exclusively be in Roanoke, Virginia.

4.12. Section 409A.

4.12.1.	The Employer intends that all severance payments made under this Agreement comply with, or be exempt from, the requirements of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409 A”) so that none of the payments or benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt.
4.12.2.	Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A. Further, if, at the time of Executive’s separation from service, Executive is a “specified employee” within the meaning of Section 409A, payment of such Deferred Payments will be delayed to the extent necessary to avoid the imposition of the additional tax imposed under Section 409A, which generally means that Executive will receive payment on the first payroll date that occurs on or after the earlier of (i) date that is six (6) months and one (1) day following Executive’s separation from service or (ii) the date of Executive’s death, in each case with such first payment including any amounts Executive would have received had payments commenced on the date of Executive’s separation from service. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. In no event will the Employer reimburse Executive for any taxes that may be imposed on Executive as a result of Section 409A.

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4.12.3.	Executive shall receive severance benefits only if Executive (a) executes and returns to the Employer, within the applicable time period set forth therein but in no event more than forty-five (45) days following the date of separation from service, and (b) does not revoke, within a seven (7) day period following such execution or such other time period required by applicable law, a Release, and permits such Release to become effective and irrevocable in accordance with its terms (the end of the maximum revocation period following the latest permitted date, the “Release Deadline”). If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the separation agreement could become effective in the calendar year following the calendar year in which Executive separates from service, the separation agreement will not be deemed effective any earlier than the Release Deadline. None of the severance benefits will be paid or otherwise delivered prior to such Release being effective and irrevocable. Subject to any payment delay necessary to comply with Section 409A, Executive’s severance payments shall commence on the first payroll date following the effectiveness of the Release, with the first payment including any amounts Executive would have received had payments commenced on the date of Executive’s separation from service.
4.12.4.	If Executive dies before all amounts have been paid, such unpaid amounts will be paid to Executive’s designated beneficiary, if living, or otherwise to Executive’s personal representative in accordance with the original payment schedule.

4.13. Arbitration.

4.13.1.	Any dispute related to Executive’s employment relationship with the Employer, including but not limited this Agreement, shall be settled by arbitration in Roanoke, Virginia. The arbitration will be accomplished in the following manner. Either party may serve upon the other party written demand that the dispute, specifying the nature thereof, shall be submitted to arbitration. Within ten (10) days after the service of such demand, each of the parties will designate an arbitrator and serve written notice of such appointment upon the other party. If either party fails within the specified time to appoint such arbitrator, the other party will be entitled to appoint both arbitrators. The two arbitrators so appointed will appoint a third arbitrator.
4.13.2.	The decision of the arbitrators will be final and binding upon the parties.

4.13.3.	The arbitration will be conducted, to the extent consistent with this Section 4.13, in accordance with the then prevailing rules of commercial arbitration of the CPR Institute or its successor, as amended by this Agreement. The Parties shall share the costs of arbitration, including the fees and expenses of the Arbitrator, equally unless the arbitration award provides otherwise. Each Party shall bear the cost of preparing and presenting its case. The Parties agree that any discovery will be limited in scope and duration, and then only if ordered by the arbitrator to explain or supplement issues presented by the briefs of the parties, and that the Parties’ intent in entering into arbitration is to reduce the expense and delay of dispute resolution. The Parties agree that this provision and the Arbitrator’s authority to grant relief shall be subject to the United States Arbitration Act, 9 U.S.C. 1-16 et seq. (“USAA”), the provisions of this Agreement, and the ABA-AAA Code of Ethics for Arbitrators in Commercial Disputes. The Parties agree that in no event shall the Arbitrator have the authority to make any award that provides for punitive or exemplary damages. The Arbitrators’ decision shall follow the plain meaning of the relevant documents, and shall be final and binding. The Arbitrators’ award may be confirmed and enforced in any court of competent jurisdiction. All post-award proceedings shall be governed by the USAA.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Employment Agreement has been executed and delivered by the parties hereto as of the date first above written.

Timothy Haley	PogoTec, Inc.

/s/ Timothy Haley	/s/ Ron Blum
Ron Blum, President and CEO

3/16/17	3/16/17
Date	Date

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EXHIBIT A

At Will Employment, Confidential Information, Invention Assignment, Non Competition And Arbitration Agreement

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EXHIBIT B

2015 Equity Incentive Plan

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EXHIBIT C

Form of Initial Grant Stock Option Agreement

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EXHIBIT D

Form of Subsequent Grant Stock Option Agreement

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EXHIBIT E

Form of Co-Sale Agreement

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